FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Grant II, W. Thomas	2. Issuer Name and Ticker or Trading Symbol LabOne, Inc. (LABS)

6. Relationship of Reporting Person(s)
to Issuer (Check all applicable)
X Director                                       10% Owner
X Officer (give title below)          Other (specify below)

Chairman of the Board of Directors, President, Chief Executive Officer and Director

(Last) (First) (Middle) 10101 Renner Blvd.	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year December 31, 2002
(Street) Lenexa, KS 66219		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	05/01/01		G		149(1)	A		2,622	I	By Wife
Common Stock	06/01/01		G		5,233(2)	D		26,540	I	By Self as Custodian for Sons
Common Stock	06/01/01		J		4,150(3)	D		0	I	By son in household
Common Stock	12/01/01		G		7,358(4)	D		19,182	I	By Self as Custodian for Sons
Common Stock	12/01/01		G		7,358(4)	A		7,358	I	By Son in household
Common Stock	12/17/01		G		685(5)	A		3,307	I	By Wife
Common Stock	12/17/01		G		685(6)	A		13,872	D
Common Stock	01/02/02		G		700(5)	A		4,007	I	By Wife
Common Stock	01/02/02		G		700(6)	A		14,572	D
Common Stock	04/01/02		I		2,937(7)	D		27,197(8)	I	By 401(k) plan
Common Stock	05/22/02		W		63,462(9)	A		63,462	I	By Aunt's estate to Self in Trust
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares

Explanation of Responses:

(1) Gift from Mr. Grant's aunt to Mr. Grant's wife as to which Mr. Grant disclaims beneficial ownership, which shares were omitted from a form 4 filed by Mr. Grant for May 2001.
(2) Shares transferred to Joseph Michael Grant and William T Grant III, sons of Mr. Grant who did not live in Mr. Grant's household, as distributions from the custodial accounts of W. Thomas Grant II Custodian of the shares for Joseph Michael Grant and William T Grant III under the Kansas Uniform Gift to Minors Act.
(3) Shares held directly by Joseph Michael Grant, son of Mr. Grant, who moved out of Mr. Grant's household.
(4) Shares transferred to Robert Clay Grant, son of Mr. Grant, as a distribution from the custodial account of W. Thomas Grant II Custodian of the shares for Robert Clay Grant under the Kansas Uniform Gift to Minors Act.
(5) Gift from Mr. Grant's aunt to Mr. Grant's wife as to which Mr. Grant disclaims beneficial ownership.
(6) Gift From Mr. Grant's aunt to Mr. Grant. Mr. Grant's direct ownership was overstated by 4,606 shares on his form 4 filed in May, 2001.
(7) Shares sold by Mr. Grant's 401(k) plan account to provide proceeds for a loan to Mr. Grant.
(8) Includes 2,844 shares acquired since the date of Mr. Grant's last report. This information is based on the plan statement as of December 31,2002.
(9) Shares distributed to a trust for Mr. Grant from his aunt's estate, as to which shares Mr. Grant has the right to direct the voting and disposition of such shares and therefore shares voting and investment powers with the trustee, UMB Bank, N.A.

By: /s/ W. Thomas Grant, II. By Randy Shelton attorney-in-fact Randy Shelton **Signature of Reporting Person	April 4, 2003 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.